Ref.: File no. 82-4025

07027229

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

17,497,674 shares issued and outstanding

RECEIVED

2007 OCT 15 P 4:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 19, 2007

SUPPL

GLOBEX ANTICIPATES COPPER REVENUE

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to inform shareholders that First Metals Inc. (FMA-TSX) has announced the tonnage and grade of the first bench to be mined from the existing Fabie Bay open pit. The internally calculated measured mineral resource of the first bench, Bench 030, is estimated at 99,800 tonnes grading 2.25% copper including 10,563 tonnes of dilution grading 0.73% copper.

At a mill recovery rate of 92%, it is anticipated that 4.4 million pounds of payable copper will be produced after smelting of the concentrate. Copper is currently quoted at $ 3.40 US per pound.

Globex anticipates receiving 2% of the copper produced under our agreement with First Metals and after recovery by First Metals of $10 million dollars of capital, an additional 10% net profit interest on subsequent production.

First Metals Inc. anticipates shipping ore shortly, as soon as up-grades to the Xstrata Horne mill are completed.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

END

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

10/16

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.